

Distribution Date   August 15, 2012

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Beginning Principal	Principal Payment	Ending Principal Amount	Fixed Rate	Accrual Days	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
$ 81,000,000.00	$0.00	$ 81,000,000.00	6.000%	180	30/360	$ 2,430,000.00	$0.00	$ 2,430,000.00
$ 3,615,000.00	$0.00	$ 3,615,000.00	$37.13/unit	n/a	n/a	$ 134,225.00	$0.00	$ 134,225.00

Additional Information	
Trustee Fees	$2,000.00
Expense Account Deposit	$3,500.00

Underlying Security Goldman Sachs Group Inc 6.345% Cap I due Feb 15, 2034	
Payment Dates	15th of Feb/Aug or NBD
Cusip	38143VAA7
Current Principal Balance	$81,000,000.00
Annual Coupon Rate (Fixed)	6.34500%
Interest Payment Received	$2,569,725.00

CUSIP	Original Ratings		Current Ratings			
	Moody's	S & P	Moody's	Date	S & P	Date
80411Y209	A1	A-	Baa3	22-Jun-12	BB+	16-Dec-11
80411YAA8	A1	A-	Baa3	22-Jun-12	BB+	16-Dec-11
Underlying Security	A1	A-	Baa3	21-Jun-12	BB+	29-Nov-11

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
 It is included for the convenience of the Holders.